REVISED EXHIBIT A

To the Distribution Plan of the Allianz Variable Insurance Products Trust (formerly USAllianz Variable Insurance Products Trust)

Funds of the VIP Trust

AZL DFA Five-Year Global Fixed Income Fund	AZL MetWest Total Return Bond Fund
AZL DFA International Core Equity Fund	AZL Mid Cap Index Fund (Class 2)
AZL DFA U.S. Core Equity Fund	AZL MSCI Enhanced Bond Index Fund
AZL DFA U.S. Small Cap Fund	AZL MSCI Global Equity Index Fund
AZL Emerging Markets Equity Index Fund (Class 2)	AZL Russell 1000 Growth Index Fund (Class 2)
AZL Fidelity Inst. Asset Mgmt. Multi-Strategy Fund	AZL Russell 1000 Value Index Fund (Class 2)
AZL Fidelity Inst. Asset Mgmt. Total Bond Fund	AZL S&P 500 Index Fund (Class 2)
(Class 2)	AZL Small Cap Stock Index Fund (Class 2)
AZL Gateway Fund	AZL T. Rowe Price Capital Appreciation Fund
AZL Government Money Market Fund
AZL International Index Fund (Class 2)

Fees:

0.25% per annum of average daily net assets.

Updated 10/1/2020